ZEN GRAPHENE SOLUTIONS LTD. COMPLETES FIRST TRANCHE OF NON-BROKERED PRIVATE

PLACEMENT OF UNITS

THUNDER BAY, Ontario, June 29, 2020 - Zen Graphene Solutions Ltd. ("Zen Graphene" or the "Company") (TSXV:ZEN) is pleased to announce the closing of the first tranche of its previously announced private placement of units (the "Offering"). The Company raised gross proceeds of $1,077,294.80 under the Offering, which will be used to fund ongoing work on the Albany Graphite Project including graphene research and scale up, COVID-19 initiatives and other graphene applications development and for general corporate purposes. A second tranche is expected to close shortly in line with previous interest received and reported in the news release of June 17th 2020. The Board of directors wishes to thank all the long-term shareholders and new shareholders who participated in the Offering.

The Offering consisted of the issuance of 1,795,491 units ("Units") at a price of $0.60 per Unit, for aggregate gross proceeds of $1,077,294.80. Each Unit consisted of one common share of the Company ("Common Share") and one half of one non-transferable share purchase warrant ("Warrant"). Each whole Warrant will entitle the holder thereof to acquire one additional Common Share at an exercise price of $0.80 per Warrant, exercisable for a period of twenty-four months from the closing of the Offering (the "Exercise Period").

All Warrants issued in connection with the Offering are subject to an acceleration clause. If the Company's share price trades at or above $1.00 per share for a period of ten (10) consecutive trading days during the Exercise Period, the Company may accelerate the expiry date of the Warrants to 30 calendar days from the date on which written notice is given by the Company to the holders of the Warrants.

The Common Shares and the Warrants issued in connection with the Offering will be subject to a hold period until October 27, 2020 in accordance with applicable securities laws.

For further information:

Brian Bosse, Chief Financial Officer

Tel: +1 (844) 730-9822

Email: brian@zengraphene.com

To find out more on Zen Graphene Solutions Ltd., please visit our website at www.zengraphene.com. A copy of this press release and all material documents in respect of the Company may be obtained on Zen Graphene's SEDAR profile at www.sedar.ca.

CAUTIONARY STATEMENT: Zen Graphene has completed a Preliminary Economic Assessment regarding the Albany Project (the "PEA") in support of its development work (see Zen Graphene press release of 1 June 2015). The PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Without a formal independent feasibility study, there is no assurance that operations will be economically viable.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain forward looking information and Zen Graphene cautions readers that forward looking information is based on certain assumptions and risk factors that could cause actual results to differ materially from the expectations of Zen Graphene included in this news release. This news release includes certain "forward-looking statements", which often, but not always, can be identified by the use of words such as "believes", "anticipates", "expects", "estimates", "may", "could", "would", "will", or "plan". These statements are based on information currently available to Zen Graphene and Zen Graphene provides no assurance that actual results will meet management's expectations. Forward-looking statements include estimates and statements with respect to Zen Graphene's future plans, objectives or goals, to the effect that Zen Graphene or management expects a stated condition or result to occur, including the expected timing for release of a pre-feasibility study, the expected uses for graphite in the future, and the future uses of the graphite from Zen Graphene's Albany deposit. Since forward- looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, metallurgical processing, project development, reclamation and capital costs of Zen Graphene's mineral properties, and Zen Graphene's financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as, but are not limited to: failure to identify mineral resources; failure to convert estimated mineral resources to reserves; the inability to complete a pre-feasibility study; the preliminary nature of metallurgical test results; the inability to enter into offtake agreements with qualified purchasers; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; political risks; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets, inflation, changes in exchange rates; fluctuations in commodity prices; delays in the development of projects; capital and operating costs varying significantly from estimates and the other risks involved in the mineral exploration and development industry; and those risks set out in Zen Graphene's public documents filed on SEDAR. This list is not exhaustive of the factors that may affect any of Zen Graphene's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Zen Graphene's forward-looking statements. Although Zen Graphene believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zen Graphene disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.